UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of July 2014.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP) (English Translation)
RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2014
FROM APRIL 1, 2014 TO JUNE 30, 2014 CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2014
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

UNAUDITED INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(English Translation)

RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2014

FROM APRIL 1, 2014 TO JUNE 30, 2014

CONSOLIDATED

Released on July 23, 2014

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, New York Stock Exchange

Head Office: Kyoto, Japan

Date of Filing of Japanese Quarterly Securities Report (Plan): August 11, 2014

1. Selected Consolidated Financial Performance Information for the Three Months Ended June 30, 2014 (U.S. GAAP) (unaudited)

(1) Consolidated Results of Operations

	Yen in millions (except for per share amounts)
	Three months ended June 30
	2014	2013
Net sales	¥240,188	¥211,276
Ratio of change from the same period of previous fiscal year	13.7%	18.0%
Operating income	25,552	18,047
Ratio of change from the same period of previous fiscal year	41.6%	(18.6)%
Income before income taxes	24,971	17,366
Ratio of change from the same period of previous fiscal year	43.8%	(5.3)%
Net income attributable to Nidec Corporation	17,917	13,346
Ratio of change from the same period of previous fiscal year	34.2%	0.5%
Net income attributable to Nidec Corporation per share-basic	¥64.96	¥49.73
Net income attributable to Nidec Corporation per share-diluted	¥60.93	¥46.42

Notes:

1. Comprehensive income attributable to Nidec Corporation:

¥10,265 million of comprehensive income attributable to Nidec Corporation for the three months ended June 30, 2014 (69.1% decrease compared to the three months ended June 30, 2013)

¥33,251 million of comprehensive income attributable to Nidec Corporation for the three months ended June 30, 2013

2. We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported net income attributable to Nidec Corporation per share-basic and net income attributable to Nidec Corporation per share-diluted have been retroactively adjusted to reflect the stock split.

(2) Consolidated Financial Position

	Yen in millions (except for per share amounts)
	June 30, 2014	March 31, 2014
Total assets	¥1,170,838	¥1,165,918
Total equity	543,780	540,905
Nidec Corporation shareholders’ equity	520,758	518,101
Nidec Corporation shareholders’ equity to total assets	44.5%	44.4%
Nidec Corporation shareholders’ equity per share	¥1,888.16	¥1,878.50

Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported Nidec Corporation shareholders’ equity per share has been retroactively adjusted to reflect the stock split.

2. Dividends (unaudited)

	Yen
	Year ending March 31, 2015 (target)	Year ended March 31, 2014 (actual)
Interim dividend per share	¥30.00	¥45.00
Year-end dividend per share	30.00	55.00
Annual dividend per share	¥60.00	¥100.00

Notes:

1. Revision of previously announced dividend targets during this reporting period: Yes

2. We implemented a two-for-one stock split of our common stock effective April 1, 2014. However, the actual amounts of dividends for the year ended March 31, 2014 have not been retroactively adjusted and are shown on a pre-stock split basis.

3. Forecast of Consolidated Financial Performance (for the fiscal year ending March 31, 2015)

	Yen in millions (except for per share amounts)
	Six months ending September 30, 2014	Year ending March 31, 2015
Net sales	¥460,000	¥960,000
Operating income	50,000	105,000
Income before income taxes	49,000	103,000
Net income attributable to Nidec Corporation	33,500	69,000
Net income attributable to Nidec Corporation per share-basic	¥121.46	¥250.18

Note:

Revision of the previously announced financial performance forecast during this reporting period: Yes

4. Others

(1) Changes in significant subsidiaries (changes in “specified subsidiaries” (tokutei kogaisha) accompanying changes in the scope of consolidation) during this period: None

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements: Yes (See “2. Others” on page 16 for detailed information.)

(3) Changes in accounting policies, procedures and presentation rules applied in the preparation of the interim consolidated financial statements

1. Changes due to revisions to accounting standards: Yes (See “2. Others” on page 16 for detailed information.)

2. Changes due to other reasons: None

(4) Number of shares issued (common stock)*

1. Number of shares issued and outstanding at the end of each period (including treasury stock):

290,150,160 shares at June 30, 2014

290,150,160 shares at March 31, 2014

2. Number of treasury stock at the end of each period:

14,347,768 shares at June 30, 2014

14,343,952 shares at March 31, 2014

3. Weighted-average number of shares issued and outstanding at the beginning and end of each period:

275,802,720 shares for the three months ended June 30, 2014

268,361,914 shares for the three months ended June 30, 2013

*Note: We implemented a two-for-one stock split of our common stock effective April 1, 2014. The previously reported share numbers have been retroactively adjusted to reflect the stock split.

Investor presentation materials relating to our financial results for the three months ended June 30, 2014, are expected to be published on our corporate website on July 23, 2014.

Pursuant to ASC 805 “Business Combinations,” the previous year’s consolidated financial statements have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of SCD Co., Ltd. (“SCD”) and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. (“Nidec Kaiyu”) in the fiscal year ended March 31, 2013. During the three months ended September 30, 2013, we completed our valuation of such assets and liabilities of SCD and Nidec Kaiyu.

1. Operating and Financial Review and Prospects

(1) Analysis of Operating Results

1. Overview of Business Environment for the Three Months Ended June 30, 2014

During the three months ended June 30, 2014, the global economy continued to maintain a cautious trend, including optimism being limited in the United States in light of the anticipated further tapering of the FRB’s quantitative monetary easing program, and growing concerns over worsening deflation in Europe that led to the introduction of negative interest rates. In addition, in China and other developing countries, concerns over the monetary and financial markets grew while domestic consumption weakened and foreign investments declined. In Japan, the economic recovery generally remained weak although the adverse effect on consumption of the consumption tax rate increase in April 2014 began to attenuate slowly.

In such business environment, we continued to pursue our “second growth phase” strategy with a goal to improve profitability while accelerating growth. As a result, our consolidated net sales for the three months ended June 30, 2014 increased 5% compared to the three months ended March 31, 2014, achieving the largest quarterly net sales in our history for a second consecutive quarter. Operating income increased for a fifth consecutive quarter.  In addition, we recorded approximately ¥9.0 billion in operating income from the automotive, appliance, commercial and industrial product businesses, which are our two strategic focus business areas.

In light of the operating results for the three months ended June 30, 2014 that exceeded our previously announced forecast, we have decided to revise upward our previously announced financial performance forecast and interim and year-end dividend targets for the six months ending September 30, 2014 and the fiscal year ending March 31, 2015, respectively, as described elsewhere in this report.

2. Consolidated Operating Results

Consolidated Operating Results for the Three Months Ended June 30, 2014 (“this three-month period”), Compared to the Three Months Ended June 30, 2013 (“the same period of the prior year”)

			Yen in millions
	Three months ended June 30, 2014	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales	240,188	211,276	28,912	13.7%
Operating income	25,552	18,047	7,505	41.6%
Income before income taxes	24,971	17,366	7,605	43.8%
Net income attributable to Nidec Corporation	17,917	13,346	4,571	34.2%

Consolidated net sales increased 13.7% to ¥240,188 million for this three-month period compared to the same period of the prior year, recording the largest three-month net sales in our history. Operating income increased 41.6% to ¥25,552 million for this three-month period compared to the same period of the prior year. The ratio of operating income to net sales, or operating income ratio, for this three-month period was 10.6%. The average exchange rate between the Japanese yen and the U.S. dollar for this three-month period was ¥102.16 to the dollar, which reflected a depreciation of the Japanese yen against the U.S. dollar of ¥3.40, or approximately 3%, compared to the same period of the prior year. The average exchange rate between the Japanese yen and the Euro for this three-month period was ¥140.07 to the Euro, which reflected a depreciation of the Japanese yen against the Euro of ¥11.12, or approximately 9%, compared to the same period of the prior year. The fluctuations of the foreign currency exchange rates had a positive effect on our net sales and operating income of approximately ¥7,400 million and ¥1,400 million, respectively, for this three-month period compared to the same period of the prior year.

Income before income taxes increased 43.8% to ¥24,971 million for this three-month period compared to the same period of the prior year. Net income attributable to Nidec Corporation increased 34.2% to ¥17,917 million for this three-month period compared to the same period of the prior year.

Operating Results by Product Category for This Three-Month Period Compared to the Same Period of the Prior Year

Small precision motors-

			Yen in millions
	Three months ended June 30, 2014	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	89,889	87,815	2,074	2.4%
Hard disk drives spindle motors	45,840	46,598	(758)	(1.6)%
Other small precision motors	44,049	41,217	2,832	6.9%
Operating income of small precision motors	15,062	12,013	3,049	25.4%

Net sales of small precision motors increased 2.4% to ¥89,889 million for this three-month period compared to the same period of the prior year. The depreciation of the Japanese yen against the U.S. dollar had a positive effect on our sales of small precision motors of approximately ¥3,000 million for this three-month period compared to the same period of the prior year.

Net sales of spindle motors for hard disk drives, or HDDs, decreased 1.6% to ¥45,840 million for this three-month period compared to the same period of the prior year. The number of units sold of spindle motors for HDDs decreased approximately 3% compared to the same period of the prior year. Net sales of other small precision motors increased 6.9% to ¥44,049 million for this three-month period compared to the same period of the prior year. This increase was mainly due to increases in sales of brushless DC motors, brushless DC fans and other small motors.

Operating income of small precision motors increased 25.4% to ¥15,062 million for this three-month period compared to the same period of the prior year. This increase was mainly due to our efforts to improve the profitability of our small precision motor business, as well as the positive effect of the 3% depreciation of the Japanese yen against the U.S. dollar, which depreciation resulted in an approximately ¥700 million increase in operating income of small precision motors for this three-month period compared to the same period of the prior year.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended June 30, 2014	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	110,244	84,064	26,180	31.1%
Appliance, commercial and industrial products	63,384	57,186	6,198	10.8%
Automotive products	46,860	26,878	19,982	74.3%
Operating income of automotive, appliance, commercial and industrial products	8,973	4,515	4,458	98.7%

Note: Starting in this three-month period, a portion of the products that was previously included in the “Appliance, commercial and industrial products” category has been reclassified to the “Automotive products” category. To enable comparisons between periods, previously reported amounts have been retroactively reclassified.

Net sales of automotive, appliance, commercial and industrial products increased 31.1% to ¥110,244 million for this three-month period compared to the same period of the prior year.

Net sales of appliance, commercial and industrial products for this three-month period increased 10.8% compared to the same period of the prior year. This increase was primarily due to larger sales of motors for air conditioning equipment, increases in orders for new products and orders from new customers, and the positive effect of the foreign currency exchange rate fluctuations.

Net sales of automotive products for this three-month period increased 74.3% compared to the same period of the prior year. This primarily reflected the contribution of Nidec Sankyo CMI Corporation and Nidec Elesys Corporation, both of which became newly consolidated subsidiaries in the fiscal year ended March, 31, 2014, and the commencement of mass-production of new product models, as well as the positive effect of the foreign currency exchange rate fluctuations. The depreciation of the Japanese yen against the U.S. dollar and the Euro had a positive effect on net sales of automotive, appliance, commercial and industrial products of approximately ¥3,500 million for this three-month period compared to the same period of the prior year.

Operating income of automotive, appliance, commercial and industrial products increased 98.7% to ¥8,973 million for this three-month period compared to the same period of the prior year mainly due to the increase in sales, our efforts to improve profitability, and the positive effect of the foreign currency exchange rate fluctuations, which fluctuations resulted in an approximately ¥500 million increase in operating income of automotive, appliance, commercial and industrial products for this three-month period compared to the same period of the prior year.

Machinery-

			Yen in millions
	Three months ended June 30, 2014	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of machinery	22,279	19,929	2,350	11.8%
Operating income of machinery	2,812	3,281	(469)	(14.3)%

Net sales of machinery increased 11.8% to ¥22,279 million for this three-month period compared to the same period of the prior year mainly due to increases in sales of power transmission drives at Nidec-Shimpo Corporation and card readers at Nidec Sankyo Corporation.

Operating income of machinery decreased 14.3% to ¥2,812 million for this three-month period compared to the same period of the prior year mainly due to changes in the product mix.

Electronic and optical components-

			Yen in millions
	Three months ended June 30, 2014	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	16,169	17,511	(1,342)	(7.7)%
Operating income (loss) of electronic and optical components	1,105	(281)	1,386	-

Net sales of electronic and optical components decreased 7.7% to ¥16,169 million for this three-month period compared to the same period of the prior year. This decrease was primarily attributable to a decrease in sales of components for compact digital cameras.

Operating income of electronic and optical components for this three-month period was ¥1,105 million compared to operating loss of ¥281 million for the same period of the prior year. This was mainly as a result of our efforts to improve manufacturing efficiency, reduce cost of goods sold and lower fixed costs, in spite of the decrease in sales.

Other products-

			Yen in millions
	Three months ended June 30, 2014	Three months ended June 30, 2013	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,607	1,957	(350)	(17.9)%
Operating income of other products	125	175	(50)	(28.6)%

Net sales of other products decreased 17.9% to ¥1,607 million for this three-month period compared to the same period of the prior year.

Operating income of other products decreased 28.6% to ¥125 million for this three-month period compared to the same period of the prior year.

Consolidated Operating Results for the Three Months Ended June 30, 2014 (“this 1Q”), Compared to the Three Months Ended March 31, 2014 (“the previous 4Q”)

			Yen in millions
	Three months ended June 30, 2014	Three months ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales	240,188	228,384	11,804	5.2%
Operating income	25,552	23,202	2,350	10.1%
Income before income taxes	24,971	22,139	2,832	12.8%
Net income attributable to Nidec Corporation	17,917	13,351	4,566	34.2%

Consolidated net sales increased 5.2% to ¥240,188 million for this 1Q compared to the previous 4Q, recording the largest three-month net sales in our history for a second consecutive quarter. Operating income increased for a fifth consecutive quarter to ¥25,552 million for this 1Q, up by 10.1% compared to the previous 4Q. Operating income ratio for this 1Q was 10.6%. The average exchange rate between the Japanese yen and the U.S. dollar for this 1Q was ¥102.16 to the U.S. dollar, which reflected an appreciation of the Japanese yen against the U.S. dollar of ¥0.62, or approximately 1%, compared to the previous 4Q. The average exchange rate between the Japanese yen and the Euro for this 1Q was ¥140.07 to the Euro, which reflected an appreciation of the Japanese yen against the Euro of ¥0.72, or approximately 1%, compared to the previous 4Q. The fluctuations of the foreign currency exchange rates had a negative effect on our net sales of approximately ¥1,300 million and a slight negative effect on our operating income for this 1Q compared to the previous 4Q.

Income before income taxes increased 12.8% to ¥24,971 million for this 1Q compared to the previous 4Q. Net income attributable to Nidec Corporation increased 34.2% to ¥17,917 million for this 1Q compared to the previous 4Q.

Operating Results by Product Category for This 1Q Compared to the Previous 4Q

Small precision motors-

			Yen in millions
	Three months ended June 30, 2014	Three months ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of small precision motors	89,889	89,289	600	0.7%
Hard disk drives spindle motors	45,840	46,253	(413)	(0.9)%
Other small precision motors	44,049	43,036	1,013	2.4%
Operating income of small precision motors	15,062	15,728	(666)	(4.2)%

Net sales of small precision motors increased 0.7% to ¥89,889 million for this 1Q compared to the previous 4Q. The appreciation of the Japanese yen against the U.S. dollar had a negative impact of approximately ¥400 million on the net sales of small precision motors for this 4Q compared to the previous 4Q.

Net sales of spindle motors for HDDs decreased 0.9% to ¥45,840 million for this 1Q compared to the previous 4Q. The number of units sold of spindle motors for HDDs for this 1Q slightly increased compared to the previous 4Q. Net sales of other small precision motors increased 2.4% to ¥44,049 million for this 1Q compared to the previous 4Q. While sales of brushless DC fans for this 1Q remained at the same level as the previous 4Q, sales of brushless DC motors and other small motors for this 1Q increased compared to the previous 4Q.

Operating income of small precision motors decreased 4.2% to ¥15,062 million for this 1Q compared to the previous 4Q primarily due to changes in our product mix and the appreciation of the Japanese yen against the U.S. dollar had a negative effect on operating income of small precision motors of ¥100 million for this 1Q compared to the previous 4Q.

Automotive, appliance, commercial and industrial products-

			Yen in millions
	Three months ended June 30, 2014	Three months ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of automotive, appliance, commercial and industrial products	110,244	98,162	12,082	12.3%
Appliance, commercial and industrial products	63,384	62,601	783	1.3%
Automotive products	46,860	35,561	11,299	31.8%
Operating income of automotive, appliance, commercial and industrial products	8,973	7,561	1,412	18.7%

Note: Starting in this 1Q, a portion of the products that was previously included in the “Appliance, commercial and industrial products” category has been reclassified to the “Automotive products” category. To enable comparisons between periods, previously reported amounts have been retroactively reclassified.

Net sales of automotive, appliance, commercial and industrial products increased 12.3% to ¥110,244 million for this 1Q compared to the previous 4Q. Net sales of appliance, commercial and industrial products for this 1Q increased 1.3% compared to the previous 4Q mainly due to sales of new products and increased orders for motors for pump products. Net sales of automotive products for this 1Q increased 31.8% compared to the previous 4Q mainly due to the contribution of the newly consolidated Nidec Elesys.

Operating income of automotive, appliance, commercial and industrial products increased 18.7% to ¥8,973 million for this 1Q compared to the previous 4Q, recording the largest three-month operating income in our history for a fifth consecutive quarter. This was mainly due to our efforts to improve profitability through reduction of costs of goods sold and other enhancements to our manufacturing efficiency.

Machinery-

		Yen in millions
	Three months ended June 30, 2014	Three months ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of machinery	22,279	23,534	(1,255)	(5.3)%
Operating income of machinery	2,812	3,066	(254)	(8.3)%

Net sales of machinery decreased 5.3% to ¥22,279 million for this 1Q compared to the previous 4Q mainly due to a decrease in sales of LCD panel handling robots.

Operating income of machinery decreased 8.3% to ¥2,812 million for this 1Q compared to the previous 4Q due to the decrease in sales.

Electronic and optical components-

			Yen in millions
	Three months ended June 30, 2014	Three months ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of electronic and optical components	16,169	15,619	550	3.5%
Operating income (loss) of electronic and optical components	1,105	(776)	1,881	-

Net sales of electronic and optical components increased 3.5% to ¥16,169 million for this 1Q compared to the previous 4Q. This increase was primarily attributable to an increase in sales of components for household equipment.

Operating income of electronic and optical components for this 1Q was ¥1,105 million compared to operating loss of ¥776 million for the previous 4Q primarily due to the positive effect of the measures to improve our fixed cost structure and our efforts to reduce costs of goods sold, in addition to the increase in sales.

Other products-

			Yen in millions
	Three months ended June 30, 2014	Three months ended March 31, 2014	Increase or decrease	Increase or decrease ratio
Net sales of other products	1,607	1,780	(173)	(9.7)%
Operating income of other products	125	19	106	557.9%

Net sales of other products decreased 9.7% to ¥1,607 million for this 1Q compared to the previous 4Q.

Operating income of other products increased to ¥125 million for this 1Q from ¥19 million for the previous 4Q.

(2) Financial Position

	As of June 30, 2014	As of March 31, 2014	Increase or decrease
Total assets (million)	¥1,170,838	¥1,165,918	¥4,920
Total liabilities (million)	627,058	625,013	2,045
Nidec Corporation shareholders’ equity (million)	520,758	518,101	2,657
Interest-bearing debt (million) *1	355,018	351,256	3,762
Net interest-bearing debt (million) *2	¥105,183	¥103,516	¥1,667
Debt ratio (%) *3	30.3	30.1	0.2
Debt to equity ratio (“D/E ratio”) (times) *4	0.68	0.68	0.00
Net D/E ratio (times) *5	0.20	0.20	0.00
Nidec Corporation shareholders' equity to total assets (%)	44.5	44.4	0.1

Notes:

*1: The sum of “short-term borrowings,” “current portion of long-term debt” and “long-term debt” in our consolidated balance sheet, including convertible bonds

*2: “Interest-bearing debt” less “cash and cash equivalents”

*3: “Interest-bearing debt” divided by “total assets”

*4: “Interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

*5: “Net interest-bearing debt” divided by “Nidec Corporation shareholders' equity”

Total assets increased approximately ¥4,900 million to ¥1,170,838 million as of June 30, 2014 compared to March 31, 2014. The increase was mainly due to an increase of approximately ¥6,800 million in trade accounts receivable and an increase of approximately ¥4,000 million in inventories, partially offset by a decrease of approximately ¥5,800 million in property, plant and equipment.

Total liabilities increased approximately ¥2,000 million to ¥627,058 million as of June 30, 2014 compared to March 31, 2014. Our short-term borrowings increased approximately ¥13,800 million to approximately ¥36,400 million as of June 30, 2014 compared to March 31, 2014. On the other hand, our current portion of long-term debt decreased approximately ¥800 million to approximately ¥28,400 million as of June 30, 2014 compared to March 31, 2014, and our long-term debt decreased approximately ¥9,200 million to approximately ¥290,200 million as of June 30, 2014 compared to March 31, 2014.

Our net interest-bearing debt increased approximately ¥1,700 million to approximately ¥105,200 million as of June 30, 2014 compared to March 31, 2014. Our debt ratio increased to 30.3% as of June 30, 2014 from 30.1% as of March 31, 2014. Our debt to equity ratio was 0.68 as of March 31, 2014 and June 30, 2014. Our net debt to equity ratio was 0.20 as of March 31, 2014 and June 30, 2014.

Nidec Corporation shareholders’ equity increased approximately ¥2,700 million to ¥520,758 million as of June 30, 2014 compared to March 31, 2014. The increase in Nidec Corporation shareholders’ equity was mainly due to an increase in retained earnings of approximately ¥10,300 million as of June 30, 2014 compared to March 31, 2014, which was partially offset by a decrease in positive foreign currency translation adjustments of approximately ¥8,500 million as of June 30, 2014 compared to March 31, 2014. Nidec Corporation shareholders’ equity to total assets increased to 44.5% as of June 30, 2014 from 44.4% as of March 31, 2014.

Overview of Cash Flow-

	Yen in millions
	For the three months ended June 30		Increase or decrease
	2014	2013
Net cash provided by operating activities	¥22,023	¥18,072	¥3,951
Net cash used in investing activities	(13,227)	(8,804)	(4,423)
Free cash flow *1	8,796	9,268	(472)
Net cash (used in) provided by financing activities	¥(3,196)	¥1,714	¥(4,910)

Note:

*1: To supplement our statements of cash flows presented on a GAAP basis, we use non-GAAP measures of cash flows to analyze cash flows generated from our operations. The presentation of non-GAAP free cash flow is not meant to be considered in isolation or as an alternative to net income as an indicator of our performance, or as an alternative to cash flows from operating activities as a measure of liquidity. Our free cash flow is the sum of “net cash flow from operating activities” and “net cash flow from investing activities.”

Cash flows from operating activities for the three months ended June 30, 2014 (“this three-month period”) were a net cash inflow of ¥22,023 million. Compared to the three months ended June 30, 2013 (“the same period of the previous year”), our net cash inflows from operating activities for this three-month period increased approximately ¥4,000 million. The increase was due to an increase of approximately ¥4,900 million in consolidated net income and the impact of other adjustments. Our cash inflows from operating activities were partially offset by the negative impact of approximately ¥7,500 million of net changes in operating assets and liabilities, which consisted of an increase of approximately ¥100 million in operating assets and a decrease of approximately ¥7,600 million in operating liabilities.

Cash flows from investing activities for this three-month period were a net cash outflow of ¥13,227 million. Compared to the same period of the previous year, our net cash outflow to investing activities for this three-month period increased approximately ¥4,400 million mainly due to a decrease in insurance proceeds related to property, plant and equipment damaged in flood to nil from approximately ¥2,300 million and an approximately ¥2,100 million increase in additional purchases of property, plant and equipment.

As a result, we had a positive free cash flow of ¥8,796 million for this three-month period compared to ¥9,268 million for the same period of the previous year.

Cash flows from financing activities for this three-month period were a net cash outflow of ¥3,196 million. Compared to the same period of previous year, our net cash outflow to financing activities for this three-month period increased approximately ¥4,900 million mainly due to the negative impact of approximately ¥4,300 million of net changes in short term borrowings.

As a result of the foregoing and the impact of foreign exchange fluctuations, the balance of cash and cash equivalents as of June 30, 2014 was ¥249,835 million, an increase of approximately ¥2,100 million from March 31, 2014.

(3) Business Performance Forecast for the Fiscal Year ending March 31, 2015

As our operating results for the three months ended June 30, 2014, including our net sales and profit figures, exceeded our expectations, we have revised upward our previously announced business performance forecast for the six months ending September 30, 2013 and the fiscal year ending March 31, 2015, generally reflecting the net sales and profit amounts recorded for the three months ended June 30, 2014 in excess of those previously forecasted, as discussed below.

In addition, considering these upward revisions of our business performance forecast, and taking into account our financial condition, profit level, dividend ratio and other factors collectively, we have also decided to revise upward our interim dividend target for the six months ending September 30, 2014 from the previously announced target of ¥27.5 per share to ¥30.0 per share and our year-end dividend target for the fiscal year ending March 31, 2015 from the previous announced target of ¥27.5 per share to ¥30.0 per share, resulting in a revised annual dividend target of ¥60.0 per share.

Forecast of consolidated results for the fiscal year ending March 31, 2015

Net sales	¥960,000 million	(Up 9.7% from the previous fiscal year)
Operating income	¥105,000 million	(Up 23.4% from the previous fiscal year)
Income before income taxes	¥103,000 million	(Up 21.7% from the previous fiscal year)
Net income attributable to Nidec Corporation	¥69,000 million	(Up 22.3% from the previous fiscal year)

Forecast of consolidated results for the six months ending September 30, 2014

Net sales	¥460,000 million	(Up 7.1% from the same period of the previous fiscal year)
Operating income	¥50,000 million	(Up 27.1% from the same period of the previous fiscal year)
Income before income taxes	¥49,000 million	(Up 27.5% from the same period of the previous fiscal year)
Net income attributable to Nidec Corporation	¥33,500 million	(Up 23.6% from the same period of the previous fiscal year)

Note:

The exchange rates assumed for the preparation of the foregoing forecast are US$1 = ¥100 and €1 = ¥135. The exchange rates between the relevant Asian currencies and the Japanese yen used for the preparation of the foregoing forecast were determined assuming these exchange rates.

2. Others

(1) Changes in significant subsidiaries during this period

None.

(2) Adoption of simplified accounting methods and accounting methods used specifically for quarterly consolidated financial statements

(Accounting method relating to corporate income tax and other taxes)

Corporate income tax are recognized for the quarterly reporting period based on a worldwide estimated annual effective tax rate

(3) Changes in accounting method in this period

As of April 1, 2014, NIDEC adopted FASB Accounting Standards Codification™ (ASC) Topic 740 “Income Taxes” updated by Accounting Standards Update (ASU) No. 2013-11 “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.” ASU 2013-11 clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed by the taxing authority. In situations where a net operating loss carry forward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the applicable jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This standard is provision for disclosure. The adoption of this standard did not have any impact on NIDEC’s consolidated financial position, results of operations or liquidity.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about Nidec Corporation and its group companies (the “Nidec Group”). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to it. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “forecast” or similar words. These statements discuss future expectations, identify strategies, contain projections of the results of operations or financial condition of the Nidec Group, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The Nidec Group cannot make any assurances that the expectations expressed in these forward-looking statements will prove to be correct. Actual results could be materially different from and worse than the Nidec Group’s expectations as a result of various factors, including, but not limited to, (i) general economic conditions, particularly levels of consumer spending, in the computer, information technology, home appliance, industrial and commercial machinery and equipment, automobile and related product markets, (ii) the effectiveness of our measures designed to reduce costs and improve profitability, (iii) the Nidec Group’s ability to design, develop, mass produce and win acceptance of its products, (iv) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar, the Euro and other currencies in which the Nidec Group makes significant sales or in which the Nidec Group’s assets and liabilities are denominated, (v) the Nidec Group’s ability to successfully integrate its recently acquired companies with complementary technologies and product lines, including Mitsubishi Materials C.M.I. Corporation and Honda Elesys Co., Ltd., and (vi) adverse changes in laws, regulations or economic policies in any of the jurisdictions where the Nidec Group has manufacturing or other operations.

3. Consolidated Financial Statements (U.S. GAAP) (unaudited)

(1) Consolidated Balance Sheets

Assets

	Yen in millions
	June 30, 2014		March 31, 2014		Increase or decrease
	Amount	%	Amount	%	Amount
Current assets:
Cash and cash equivalents	¥249,835		¥247,740		¥2,095
Trade notes receivable	14,547		12,188		2,359
Trade accounts receivable	190,873		184,096		6,777
Inventories:
Finished goods	52,396		51,293		1,103
Raw materials	42,384		39,993		2,391
Work in process	29,679		28,926		753
Supplies and other	3,390		3,669		(279)
Other current assets	45,651		48,063		(2,412)
Total current assets	628,755	53.7	615,968	52.8	12,787

Investments and advances:
Marketable securities and other securities investments	17,488		16,437		1,051
Investments in and advances to affiliated companies	1,994		2,018		(24)
Total investments and advances	19,482	1.7	18,455	1.6	1,027

Property, plant and equipment:
Land	47,030		47,137		(107)
Buildings	175,912		177,617		(1,705)
Machinery and equipment	361,734		363,806		(2,072)
Construction in progress	18,050		18,372		(322)
Sub-total	602,726	51.4	606,932	52.0	(4,206)
Less - Accumulated depreciation	(309,664)	(26.4)	(308,051)	(26.4)	(1,613)
Total property, plant and equipment	293,062	25.0	298,881	25.6	(5,819)
Goodwill	153,342	13.1	154,927	13.3	(1,585)
Other non-current assets	76,197	6.5	77,687	6.7	(1,490)
Total assets	¥1,170,838	100.0	¥1,165,918	100.0	¥4,920

Liabilities and Equity

	Yen in millions
	June 30, 2014		March 31, 2014		Increase or decrease
	Amount	%	Amount	%	Amount
Current liabilities:
Short-term borrowings	¥36,439		¥22,600		¥13,839
Current portion of long-term debt	28,400		29,245		(845)
Trade notes and accounts payable	167,485		166,383		1,102
Accrued expenses	32,834		31,045		1,789
Other current liabilities	29,580		33,142		(3,562)
Total current liabilities	294,738	25.2	282,415	24.2	12,323

Long-term liabilities:
Long-term debt	290,179		299,411		(9,232)
Accrued pension and severance costs	17,224		17,943		(719)
Other long-term liabilities	24,917		25,244		(327)
Total long-term liabilities	332,320	28.4	342,598	29.4	(10,278)

Total liabilities	627,058	53.6	625,013	53.6	2,045

Equity:
Common stock	66,551	5.7	66,551	5.7	-
Additional paid-in capital	65,197	5.6	65,197	5.6	-
Retained earnings	377,949	32.3	367,617	31.5	10,332

Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	46,045		54,539		(8,494)
Net unrealized gains and losses on securities	4,853		4,185		668
Net gains and losses on derivative instruments	168		(24)		192
Pension liability adjustments	(342)		(324)		(18)
Total accumulated other comprehensive income (loss)	50,724	4.3	58,376	5.0	(7,652)

Treasury stock, at cost	(39,663)	(3.4)	(39,640)	(3.4)	(23)
Total Nidec Corporation shareholders’ equity	520,758	44.5	518,101	44.4	2,657
Noncontrolling interests	23,022	1.9	22,804	2.0	218
Total equity	543,780	46.4	540,905	46.4	2,875
Total liabilities and equity	¥1,170,838	100.0	¥1,165,918	100.0	¥4,920

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(2) Condensed Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Yen in millions
	Three months ended June 30				Increase or decrease		Year ended March 31, 2014
	2014		2013
	Amount	%	Amount	%	Amount	%	Amount	%
Net sales	¥240,188	100.0	¥211,276	100.0	¥28,912	13.7	¥875,109	100.0
Cost of products sold	183,301	76.3	164,678	77.9	18,623	11.3	674,699	77.1
Selling, general and administrative expenses	20,560	8.6	19,251	9.2	1,309	6.8	77,534	8.9
Research and development expenses	10,775	4.5	9,300	4.4	1,475	15.9	37,808	4.3
Operating expenses	214,636	89.4	193,229	91.5	21,407	11.1	790,041	90.3
Operating income	25,552	10.6	18,047	8.5	7,505	41.6	85,068	9.7

Other income (expenses):
Interest and dividend income	561		537		24		2,376
Interest expenses	(397)		(434)		37		(1,526)
Foreign exchange gain (loss), net	(326)		(400)		74		(56)
Gain (loss) from marketable securities, net	0		243		(243)		245
Other, net	(419)		(627)		208		(1,443)
Total	(581)	(0.2)	(681)	(0.3)	100	-	(404)	(0.0)
Income before income taxes	24,971	10.4	17,366	8.2	7,605	43.8	84,664	9.7
Income taxes	(6,342)	(2.6)	(3,664)	(1.7)	(2,678)	-	(25,729)	(3.0)
Equity in net income (loss) of affiliated companies	4	0.0	7	0.0	(3)	(42.9)	(25)	(0.0)
Consolidated net income	18,633	7.8	13,709	6.5	4,924	35.9	58,910	6.7
Less: Net (income) loss attributable to noncontrolling interests	(716)	(0.3)	(363)	(0.2)	(353)	-	(2,506)	(0.3)
Net income attributable to Nidec Corporation	¥17,917	7.5	¥13,346	6.3	¥4,571	34.2	¥56,404	6.4

Consolidated Statements of Comprehensive Income

	Yen in millions
	Three months ended June 30		Increase or		Year ended
	2014	2013	decrease		March 31, 2014
	Amount	Amount	Amount	%	Amount
Consolidated net income	¥18,633	¥13,709	¥4,924	35.9	¥58,910
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(8,688)	20,395	(29,083)	-	43,429
Net unrealized gains and losses on securities	681	470	211	44.9	2,980
Net gains and losses on derivative instruments	192	(332)	524	-	(266)
Pension liability adjustments	(18)	88	(106)	-	737
Total	(7,833)	20,621	(28,454)	-	46,880
Total comprehensive income (loss)	10,800	34,330	(23,530)	(68.5)	105,790
Less: Comprehensive (income) loss attributable to noncontrolling interests	(535)	(1,079)	544	-	(3,963)
Comprehensive income (loss) attributable to Nidec Corporation	¥10,265	¥33,251	¥(22,986)	(69.1)	¥101,827

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(3) Consolidated Statements of Cash Flows

Cash flows from operating activities:
	Yen in millions
	Three months ended June 30		Increase or decrease	Year ended March 31, 2014
	2014	2013

Consolidated net income	¥18,633	¥13,709	¥4,924	¥58,910
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	12,366	11,399	967	46,282
Loss (gain) on marketable securities, net	0	(243)	243	(245)
(Gain) loss from sales, disposal or impairment of property, plant and equipment	(282)	84	(366)	534
Deferred income taxes	1,430	200	1,230	9,217
Equity in net (income) loss of affiliated companies	(4)	(7)	3	25
Foreign currency adjustments	327	(1,262)	1,589	(3,498)
Changes in operating assets and liabilities:
Increase in notes and accounts receivable	(11,045)	(11,761)	716	(19,957)
Increase in inventories	(5,616)	(5,069)	(547)	(10,244)
Increase in notes and accounts payable	3,137	12,071	(8,934)	14,299
Increase (decrease) in accrued income taxes	60	(1,234)	1,294	3,899
Other	3,017	185	2,832	(12,003)
Net cash provided by operating activities	22,023	18,072	3,951	87,219

Cash flows from investing activities:
Additions to property, plant and equipment	(13,424)	(11,294)	(2,130)	(40,297)
Proceeds from sales of property, plant and equipment	1,106	554	552	2,601
Insurance proceeds related to property, plant and equipment damaged in flood	-	2,312	(2,312)	2,772
Proceeds from sales and redemption of marketable securities	-	545	(545)	1,059
Acquisitions of business, net of cash acquired	-	-	-	(23,350)
Other	(909)	(921)	12	(5,963)
Net cash used in investing activities	(13,227)	(8,804)	(4,423)	(63,178)

Cash flows from financing activities:
	Yen in millions
	Three months ended June 30		Increase or decrease	Year ended March 31, 2014
	2014	2013

Increase (decrease) in short-term borrowings	13,863	18,202	(4,339)	(11,821)
Proceeds from issuance of long-term debt	-	-	-	30,000
Repayments of long-term debt	(9,021)	(7,967)	(1,054)	(34,323)
Proceeds from issuance of corporate bonds	-	-	-	50,000
Purchases of treasury stock	(23)	(2,701)	2,678	(2,838)
Dividends paid to shareholders of Nidec Corporation	(7,585)	(5,387)	(2,198)	(11,425)
Dividends paid to noncontrolling interests	(292)	(432)	140	(894)
Other	(138)	(1)	(137)	(5,228)
Net cash (used in) provided by financing activities	(3,196)	1,714	(4,910)	13,471

Effect of exchange rate changes on cash and cash equivalents	(3,505)	9,737	(13,242)	16,808
Net increase in cash and cash equivalents	2,095	20,719	(18,624)	54,320
Cash and cash equivalents at beginning of period	247,740	193,420	54,320	193,420
Cash and cash equivalents at end of period	¥249,835	¥214,139	¥35,696	¥247,740

Note: Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(4) Notes to our consolidated financial statements

Business Combinations

Pursuant to ASC 805 “Business Combinations,” previous year’s consolidated financial statements have been retrospectively adjusted to reflect our valuation of the fair values of the assets acquired and the liabilities assumed upon the acquisition of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd. in the fiscal year ended March 31, 2013. During the three months ended September 30, 2013, we completed our valuation of such assets and liabilities of SCD Co., Ltd. and Nidec Kaiyu Auto Electric (Jiangsu) Co., Ltd.

In addition, we are currently evaluating the fair values of the assets acquired and the liabilities assumed upon the acquisitions of Nidec Sankyo CMI Corporation (formerly Mitsubishi Materials C.M.I. Corporation) and Nidec Elesys Corporation (formerly Honda Elesys Co., Ltd.). These assets and liabilities have been recorded on our consolidated balance sheet based on preliminary management estimation as of June 30, 2014.

Subsequent events

Not applicable.

4. Supplementary Information (Three months ended June 30, 2014) (unaudited)

(1) Information by Product Category

	Yen in millions
	Three months ended June 30, 2014
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥89,889	¥110,244	¥22,279	¥16,169	¥1,607	¥240,188	¥-	¥240,188
Intersegment	327	132	1,057	119	1,725	3,360	(3,360)	-
Total	90,216	110,376	23,336	16,288	3,332	243,548	(3,360)	240,188
Operating expenses	75,154	101,403	20,524	15,183	3,207	215,471	(835)	214,636
Operating income	¥15,062	¥8,973	¥2,812	¥1,105	¥125	¥28,077	¥(2,525)	¥25,552

	Yen in millions
	Three months ended June 30, 2013
	Small precision motors	Automotive, appliance, commercial and industrial products	Machinery	Electronic and optical components	Others	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥87,815	¥84,064	¥19,929	¥17,511	¥1,957	¥211,276	¥-	¥211,276
Intersegment	238	114	1,593	55	1,326	3,326	(3,326)	-
Total	88,053	84,178	21,522	17,566	3,283	214,602	(3,326)	211,276
Operating expenses	76,040	79,663	18,241	17,847	3,108	194,899	(1,670)	193,229
Operating income (loss)	¥12,013	¥4,515	¥3,281	¥(281)	¥175	¥19,703	¥(1,656)	¥18,047

Notes:

1. Product categories are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each product category:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), brushless DC fans,

brush motors, vibration motors and motor applications

(2) Automotive, appliance, commercial and industrial products: Home appliances, commercial and industrial motors and related products, automotive motors, and automotive components

(3) Machinery: Power transmission drives, precision equipment and factory automation-related equipment

(4) Electronic and optical components: Electronic components and optical components

(5) Others: Service etc

3. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

(2) Sales by Geographic Segment

	Yen in millions
	Three months ended June 30				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
Japan	¥65,644	27.3	¥53,751	25.4	¥11,893	22.1
U.S.A	40,740	17.0	38,482	18.2	2,258	5.9
Singapore	16,207	6.7	15,600	7.4	607	3.9
Thailand	19,489	8.1	22,994	10.9	(3,505)	(15.2)
Philippines	6,523	2.7	5,380	2.6	1,143	21.2
China	56,103	23.4	46,347	21.9	9,756	21.0
Others	35,482	14.8	28,722	13.6	6,760	23.5
Total	¥240,188	100.0	¥211,276	100.0	¥28,912	13.7

Note: The sales are classified by domicile of the seller, and the figures exclude intra-segment transactions.

(3) Sales by Region

	Yen in millions
	Three months ended June 30				Increase or decrease
	2014		2013
	Amount	%	Amount	%	Amount	%
North America	¥45,537	19.0	¥38,761	18.3	¥6,776	17.5
Asia	121,306	50.5	108,803	51.5	12,503	11.5
Europe	25,428	10.6	24,204	11.5	1,224	5.1
Others	2,452	1.0	2,566	1.2	(114)	(4.4)
Overseas sales total	194,723	81.1	174,334	82.5	20,389	11.7
Japan	45,465	18.9	36,942	17.5	8,523	23.1
Consolidated total	¥240,188	100.0	¥211,276	100.0	¥28,912	13.7

Note: The sales are classified by domicile of the buyer, and the figures exclude intra-segment transactions.

5. Other information (unaudited)

(1) Summary of Consolidated Financial Performance

	Yen in millions (except for per share amounts)
	Three months ended June 30		Increase or decrease	Year ended March 31, 2014
	2014	2013

Net sales	¥240,188	¥211,276	13.7%
Operating income	25,552	18,047	41.6%
Ratio of operating income to net sales	10.6%	8.5%
Income before income taxes	24,971	17,366	43.8%
Ratio of income before income taxes to net sales	10.4%	8.2%
Net income attributable to Nidec Corporation	17,917	13,346	34.2%
Ratio of net income attributable to Nidec Corporation to net sales	7.5%	6.3%
Net income attributable to Nidec Corporation per share-basic	¥64.96	¥49.73
Net income attributable to Nidec Corporation per share-diluted	¥60.93	¥46.42

Total assets	¥1,170,838	¥1,066,461		¥1,165,918
Nidec Corporation shareholders’ equity	520,758	440,929		518,101
Nidec Corporation shareholders’ equity to total assets	44.5%	41.3%		44.4%
Nidec Corporation shareholders’ equity per share	¥1,888.16	¥1,643.04		¥1,878.50

Net cash provided by operating activities	¥22,023	¥18,072		¥87,219
Net cash used in investing activities	(13,227)	(8,804)		(63,178)
Net cash (used in) provided by financing activities	(3,196)	1,714		13,471
Cash and cash equivalents at end of period	¥249,835	¥214,139		¥247,740

Notes:

1. Some items colored in the above table are omitted, because we also omit them in the report in Japanese language.

2. Pursuant to ASC 805 “Business Combinations,” previous period amounts have been retrospectively adjusted.

3. We implemented a two-for-one stock split on our common stock effective April 1, 2014. Therefore, we adjusted net income attributable to Nidec Corporation per share-basic, net income attributable to Nidec Corporation per share-diluted and Nidec Corporation shareholders’ equity per share accordingly to reflect the effect of the stock split. On the other hand, we described actual amount of Dividends before the stock split.

(2) Scope of Consolidation and Application of the Equity Method

Number of consolidated subsidiaries:	229
Number of affiliated companies accounted for under the equity method:	5

(3) Change in Scope of Consolidation and Application of the Equity Method

	Change from March 31, 2014	Change from June 30, 2013
Number of companies newly consolidated:	1	10
Number of companies excluded from consolidation:	1	13
Number of companies newly accounted for by the equity method:	-	1
Number of companies excluded from accounting by the equity method:	-	1